Exhibit 99.1

AI OKTO Corp. Declares Special Dividend of $3.50 Per Share

Limassol, Cyprus, October 23, 2026 – AI OKTO Corp. (NASDAQ: AIOK) (“AI OKTO”, or the “Company”), an international ship-owning company providing energy transportation services globally, announced today that the Company's board of directors has declared a one-time, special dividend of $3.50 per common share, consisting of either cash or the Company’s common shares. The dividend is payable to the Company’s shareholders of record at the close of business on November 2, 2026 and is expected to be paid on or about November 25, 2026 (the “Dividend Payment Date”). Given that the payment of the special dividend represents more than 25% of the current trading price of the Company’s common shares, Nasdaq has advised the Company that its common shares will trade with “due bills”. More information on this process is included below.

The Company expects the dividend will be a taxable dividend to shareholders, regardless of whether received in the form of cash or common shares.

For shareholders that wish to receive the dividend all in cash, no further action is required. Alternatively, shareholders can elect to receive the dividend all in common shares. The number of common shares issued as a result of the dividend will be based on the 5-day volume weighted average price through October 22, 2026 (“5-day VWAP”) of the Company’s common shares, which the Company has determined is equal to $4.5159 per share. The market value of shares received on the Dividend Payment Date may be greater or less than the 5-day VWAP. The Company reserves the right to determine, at any time up to midnight on November 24, 2026, to pay the dividend entirely in cash, notwithstanding any elections it has received and without prior notice to shareholders.

An information letter and election form will be mailed to shareholders of record after the record date. The properly completed election form must be received by Broadridge Corporate Issuer Solutions, LLC, the Company's transfer agent, prior to 5:00 p.m. Eastern Time on November 19, 2026. If the transfer agent does not receive a valid election form from a shareholder by that time, the dividend on such shareholder’s shares will be paid in cash. Any shareholder that purchases, and does not sell, common shares during the due bill period (as defined below) will be entitled to receive the dividend in cash, regardless of whether a valid election form was received by the Company’s transfer agent from the prior holder of those shares. Registered shareholders with questions regarding the dividend election may call Broadridge Corporate Issuer Solutions, LLC at (888) 789-8409. Shareholders who hold their shares through a bank, broker or nominee and have questions regarding the dividend election should contact such bank, broker or nominee, who will also be responsible for distributing to them the information letter and election form and submitting the election form on their behalf.

Due Bills:

As the special dividend of $3.50 per common share exceeds 25% of the current trading price of the common shares, Nasdaq has advised the Company that its common shares will trade with due bills, representing an assignment of the right to receive the special dividend in cash, from the record date of November 2, 2026 through the closing of trading on Nasdaq on November 25, 2026, which is the expected Dividend Payment Date and the last day of trading before the November 26, 2026 expected ex-dividend date (this period of time, the “due bill period”).

This means that holders who purchase these securities during the due bill period (even if the trades are to be settled after the due bill period) will be entitled to receive the special dividend in cash. Conversely, sellers who sell the securities during the due bill period (even if the trades are to be settled after the due bill period) will not be entitled to the special dividend. Holders of shares that are purchased during the due bill period will not be entitled to elect to receive the special dividend in common shares.

Due bills obligate a seller of securities to deliver the dividend payable on such securities to the buyer. The due-bill obligations are settled customarily between the brokers representing buyers and sellers of the securities. The Company has no obligation for either the amount of the due bill or the processing of the due bill. Buyers and sellers of the Company’s common shares should consult their brokers before trading to ensure they understand the effect of Nasdaq’s due-bill procedures.

About AI OKTO Corp.

AI OKTO Corp. is an international ship-owning company providing energy transportation services globally. The Company’s fleet comprises of two LPG carrier vessels with an aggregate cargo carrying capacity of 0.01 million dwt and an age of approximately 11 years each, one of which, LPG carrier Dream Arrax, the Company has agreed to divest, with expected delivery within 2026.

AI OKTO is incorporated under the laws of the Republic of the Marshall Islands. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “AIOK”.

For more information, please visit the Company’s website at www.aiokto.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the declaration and anticipated payment of the special dividend.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or other developments occurring after the date of this communication.

CONTACT DETAILS

For further information please contact:

Investor Relations
AI OKTO Corp.
Email: ir@aiokto.com